Exhibit 21

LIST OF SUBSIDIARIES

John Keeler & Co., Inc. is a Florida corporation and wholly-owned subsidiary of Blue Star Foods Corp.

Coastal Pride Seafood, LLC is a Florida limited liability company and a wholly-owned subsidiary of John Keeler & Co., Inc.

Taste of BC Aquafarms, Inc. is a corporation formed under the laws of the Province of British Columbia, Canada and a wholly-owned subsidiary of Blue Star Foods Corp.